United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period ending 26 June 2020

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D Â
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes Â No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes Â No ☒

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COCA-COLA EUROPEAN PARTNERS

Results for the six months ended 26 June 2020

Resilient performance despite the challenging backdrop; pandemic impact gradually improving

H1 2020 Metric[1]	As Reported	Comparable	Change vs H1 2019
			As Reported	Comparable	Comparable Fx-Neutral
Volume (m unit cases)[2]	1,040		(14.5)%	(14.0)%
Revenue (€M)	4,837	4,837	(16.5)%	(16.5)%	(16.0)%
Cost of sales (€M)	3,168	3,168	(12.0)%	(12.0)%	(11.5)%
Operating expenses (€M)	1,401	1,271	(5.5)%	(11.5)%	(11.0)%
Operating profit (€M)	268	398	(63.0)%	(48.5)%	(48.0)%
Profit after taxes (€M)	126	259	(75.0)%	(52.0)%	(52.0)%
Diluted EPS (€)	0.28	0.57	(74.0)%	(50.0)%	(50.0)%
Revenue per unit case (€)		4.68			(2.0)%
Cost of sales per unit case (€)		3.07			3.5%
Free cash flow (€M)		(5)

DAMIAN GAMMELL, CHIEF EXECUTIVE OFFICER, SAID:
“This crisis has had an unprecedented impact on our business and the communities we serve across Europe. I thank our colleagues who have worked tirelessly to support our customers, consumers and communities throughout these challenging times, while at the same time protecting the long-term health of our business.
“We entered the year with good momentum, and I am proud of the resilience of our business and the speed at which we were able to respond to the challenges we faced as we entered the second quarter. We saw lower demand for immediate consumption and widespread outlet closures in the away from home channel but we quickly adapted, placing greater emphasis on the home channel, including the growth in online and future consumption, and I am particularly pleased that continued to gain overall market share. We are supporting our away from home customers as they start to re-open, and encouragingly, trading improved throughout the quarter as restrictions were lifted. However, many of our customers continue to operate at significantly reduced capacity and on-the-go consumption remains under pressure.
“We are focused on leveraging our solid capabilities to drive a robust second half recovery and we are confident about the future of our business, led by an even stronger sustainability and digital agenda. The pandemic has strengthened our determination to go further and faster in building a better and greener future for our business, for people and for the planet. And as people evolve the way they live, work and shop, our digital capabilities will continue to set us apart. We are advancing at pace and will strive to be the best online partner for retailers and food delivery platforms, and the easiest and most efficient B2B online partner for retailers and food delivery platforms, and the easiest and most efficient B2B online partner for our customers and wholesalers.
“Despite the uncertainty that surrounds us today, we continue to take actions to protect our performance, conserve cash and plan for future growth, all underpinned by a strong balance sheet. Our business is built upon three pillars: great people, great service and great beverages. This foundation gives us the confidence to navigate through this crisis, helping society rebuild and recover, and ultimately build a stronger and even more sustainable business for the future.”

___________________________

[1] Refer to ‘Note Regarding the Presentation of Alternative Performance Measures’ for further details
[2] Unit Case = approximately 5.678 litres or 24 8-ounce servings

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Q2 & H1 HIGHLIGHTS[1]
Q2 Revenue (-26.0%)[2]
•Comparable volume -22.0%[3] driven by the impact of the COVID-19 pandemic across our markets
◦Immediate consumption (IC) & small priority packs significantly impacted (affecting both away from home (AFH) & home channels)
◦Sharp declines in AFH volumes (-50%) reflecting varying lockdown measures
◦Home channel also impacted (-3.5%) given exposure to IC packs, however offset by future consumption (FC) packs performing better (e.g. more large PET & multipack cans)
◦Sequential improvement in volumes across the quarter as lockdown measures gradually lifted (April -36%; May -26%; June -9%); July volumes in line with June
•Revenue per unit case -5.0%[2],[4] reflecting negative geographic, channel & pack mix, driven by AFH closures
H1 Revenue (-16.0%)[2]
•NARTD value share gains across measured channels[5]
•Comparable volume -14.0%[3] driven by Q2 (see above) alongside some customer disruption as a result of our planned pricing strategy partially offset by innovation (particularly Monster & Fuze Tea)
•Revenue per unit case -2.0%[2],[4] reflecting positive momentum in Q1 (+1.5%) benefiting from favourable price & promotions offset by Q2 (see above)
H1 Comparable Operating Profit -48.0%[2] (Reported Operating Profit -63.0%)
•Cost of sales per unit case +3.5%[2],[4] reflects under-recovery of fixed manufacturing costs given lower volumes, offset by the decline in revenue per unit case driving lower concentrate costs
•Comparable operating profit of €398m[6], -48.0%[2] reflecting the revenue decline & higher costs of sales per unit case offset by a reduction in discretionary spend
•Comparable diluted EPS of €0.57[6], -50.0%[2] (Reported -74.0%)
Other
•Dividend: FY19 dividend of €1.24 per share fully paid during 2019. The Board continues to recognise the importance of cash returns to shareholders. Given the continued uncertainty of the effect of the ongoing pandemic, the Board has determined to defer consideration of the 2020 FY dividend, in lieu of two interim dividends, until Q3 when visibility will have improved and in line with normal cadence.
•Share buyback: repurchased c.€130m (3m shares) of the €1bn programme announced Feb 2020 (suspended until further notice as previously announced)
•Sweden became first 100% recycled PET market, eliminating the use of 3,500 tons of virgin plastic per year. Launched 2020 long-term incentive plan incorporating inaugural GHG[7] reduction target

___________________________
[1] Refer to “Note Regarding the Presentation of Alternative Performance Measures” for further details [2] Comparable and FX-neutral  [3] Adjusted for selling day shift. No selling day shift in Q2, reported H1 volume -14.5%  [4] A unit case equals approximately 5.678 litres or 24 8-ounce servings [5] NARTD (non-alcoholic ready to drink) Nielsen Data to w/e IS 14.06.20, GB 27.06.20, ES PT DE FR BE NL SE & NO 28.06.20 [6] Comparable [7] GHG = greenhouse gas; 15% of the 2020 long-term incentive award will be based on the extent to which CCEP reduces its greenhouse gas emissions over the next 3 years Note: Comparisons are against equivalent 2019 period.

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COVID-19 RESPONSE UPDATE: RESPOND, RECOVER, SUSTAIN
 Our rapid response has prioritised our people, customers & communities whilst protecting our business for the long term alongside preparing for recovery.

People: implemented comprehensive measures in line with official guidance from governments & health authorities to keep our people safe

Customers: working closely with our suppliers, partners & TCCC[1] to ensure we best serve our customers, including shifting production resource to higher demand channels & packs by prioritising core SKUs[2]

Communities: working closely with TCCC[1] to provide substantial financial aid through the Red Cross & other local NGOs; donating over 650k unit cases of product & giving access to our logistics network for relief work

Business:
•Governance: increased cadence of reviews with leadership teams, Board of Directors & TCCC[1] whilst incorporating learnings from across the Coca-Cola system
•Costs: reducing discretionary spend in areas such as trade marketing, promotions, merchandising, incentives & travel - amounting to a potential FY20 reduction of c.€200-250m (on track at H1)
•Capital expenditure[3]: delaying c.€200m (on track at H1), resulting in FY20 total capex[3] of c.€350m[4]
•Finance: withdrawal of FY20 guidance given uncertainty (as previously announced); suspension of share buyback programme; deferred consideration of 2020 FY dividend until Q3; issued 6-year €600m bond & tapped existing 2027 bond by €250m to add to an already balanced mix of long-term maturities (with no covenants on debt or facilities).
Alongside CCEP’s strong cash generation & balance sheet (net debt/adjusted EBITDA of 2.7 times[3],[5]), CCEP has a solid position on liquidity given the following: €0.9bn cash & cash equivalents[6]; €1.5bn sustainability linked committed undrawn[6] RCF[7]; €1.5bn multi-currency commercial paper programme (€0.3bn issued[6]); unutilised CCFF[6],[8]

Recovery:
•Confident about the post-crisis future of our business (green & digital led)
•Green: fully committed to sustainability targets; pandemic has strengthened our determination to go further & faster in alignment with TCCC[1]
•Digital: strong credentials but we need to advance more quickly (B2B2Home & B2B)[9]

___________________________
[1] The Coca-Cola Company [2] Stock keeping unit  [3] Refer to ‘Note Regarding the Presentation of Alternative Performance Measures’ for further details  [4] Excluding payments of principal on lease obligations [5]As at 31 Dec 2019;  [6] As at 26 June 2020;  [7] Revolving credit facility;  [8] UK Government COVID Corporate Financing Facility; [9] B2B = CCEP online ordering portal, partner platforms & online wholesale. B2B2Home = CCEP customer sales to consumer through their digital platforms.  Note: Comparisons are against equivalent 2019 period.

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Second-quarter & First-half Revenue Performance by Geography
All values are unaudited, changes versus equivalent 2019 period.

	Second-quarter			First-half
	As reported		Fx-Neutral	As reported		Fx-Neutral
	€ million	% change	% change	€ million	% change	% change
Great Britain	531	(14.5)%	(13.5)%	1,026	(11.0)%	(10.5)%
France (France & Monaco)	395	(25.0)%	(25.0)%	808	(16.5)%	(16.5)%
Germany	497	(22.5)%	(22.5)%	1,014	(13.5)%	(13.5)%
Iberia (Spain, Portugal & Andorra)	388	(48.0)%	(48.0)%	917	(28.5)%	(28.5)%
Northern Europe[1]	548	(20.0)%	(17.5)%	1,072	(13.0)%	(11.0)%
Total	2,359	(26.5)%	(26.0)%	4,837	(16.5)%	(16.0)%
___________________________
[1] Belgium, Luxembourg, Netherlands, Norway, Sweden & Iceland.
Great Britain
•Weak away from home (AFH) volumes given outlet closures, partially offset by strong growth in the home channel, led by future consumption (FC) (e.g. large PET +22.5% & multipack cans +35% in Q2). Coca-Cola Zero Sugar, Dr Pepper, Lilt, Monster & Schweppes mixers all grew volumes during Q2
•Revenue/UC[1] negatively impacted by the outperformance of the home channel & in particular the growth in FC packs. Immediate consumption (IC) weakness in both channels also impeded revenue/UC
France
•Volumes mainly impacted by AFH weakness given outlet closures & weaker tourism trends. Home volumes negatively impacted by lower promotions, customer disruption, & hypermarket weakness reflecting lower footfall given lockdown restrictions. Coca-Cola Zero Sugar, Monster & Capri-Sun all outperformed
•Revenue/UC[1] negatively impacted by channel mix given outlet closures & pack mix due to the weakness in IC, partially offset by lower promotions
Germany
•Volumes impacted by AFH outlet closures as well as some customer disruption in the home channel, partially offset by the additional border trade business. Coca-Cola Zero Sugar, Mezzo Mix & Monster outperformed while Vio & Apollinaris underperformed given the brands’ exposure to AFH & IC
•Revenue/UC[1] negatively impacted by channel mix given AFH outlet closures & pack mix given the outperformance of FC packs. This was partially offset by growth in the recently launched 1L glass bottle format
Iberia
•Volumes impacted by significant exposure to the AFH channel & weaker tourism trends, particularly in Spain where we over-index in exposure to HoReCa[2]. The home channel also suffered due to the severity of lockdown restrictions in Spain versus other markets, as well as weakness in the cash & carry channel[3]. Coca-Cola Zero Sugar & Monster outperformed
•Revenue/UC[1] significantly impacted by channel mix given the closure of HoReCa[2] outlets in addition to negative pack mix (e.g. glass -85%)
Northern Europe
•Negative AFH volumes reflecting outlet closures (varied by market) partially offset by growth in the home channel led by FC pack formats. Coca-Cola Zero Sugar, Monster, Burn & Tropico all grew volumes during Q2
•Revenue/UC[1] growth negatively impacted by channel & pack mix (e.g. flat large PET volumes in Q2)

_________________
[1] Revenue/UC = Revenue per Unit Case [2] HoReCa = Hotels, Restaurants & Cafes [3] Cash & Carry included in home channel for Iberia (~12.5% of 2019 Iberia volume), elsewhere included in AFH channel  Note: comparable volumes

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Second-quarter & First-half Volume Performance by Category
Comparable volumes, changes versus equivalent 2019 period.

	Second-quarter		First-half
	% of Total	% Change	% of Total	% Change[1]
Sparkling	90.5%	(17.5)%	88.5%	(11.0)%
Coca-ColaTM	67.5%	(16.5)%	66.5%	(10.0)%
Flavours, Mixers & Energy	23.0%	(21.5)%	22.0%	(14.0)%
Stills	9.5%	(47.5)%	11.5%	(31.0)%
Hydration	5.0%	(54.0)%	6.5%	(36.0)%
RTD Tea, RTD Coffee, Juices & Other[2]	4.5%	(37.0)%	5.0%	(23.0)%
Total	100.0%	(22.0)%	100.0%	(14.0)%

Coca-ColaTM
•H1 transactions -13.5%[3], reflecting decline in immediate consumption (IC)
•H1 Classic -12.5%; Lights -6.0%, reflecting resilient performance of Coca-Cola Zero Sugar (-1.5%)
•Launched new lights flavours e.g. Diet Coke Sublime Lime & Coca-Cola light taste Goji Berry

Flavours, Mixers & Energy
•H1 Fanta -17.5% driven by the impact of COVID-19 on away from home (AFH)
•H1 Energy +3.5% reflecting growth in both channels; led by Monster (+7.0%). On track to double energy business[4]
•Q2 Schweppes mixers +23% in GB reflecting AFH occasions switching into the home channel

Hydration
•H1 water -40.5% reflecting the impact of COVID-19 & its exposure to IC across both channels

RTD Tea, RTD Coffee, Juices & Other[2]
•Solid value share gains in the RTD tea category driven by Fuze Tea[5], including the launch of limited-edition Green Tea Blueberry Jasmine
•Costa Coffee RTD gaining value share in GB[5]
•Q2 Juice drinks -35% reflecting exposure to on-the-go occasions

___________________________
[1] Adjusted for selling day shift [2] RTD refers to Ready To Drink [3] Defined as the serving container that is ultimately used directly by the consumer. It can be a standalone container or one part of a multipack [4] Base year of 2019 [5] Nielsen Data to w/e IS 14.06.20, GB 27.06.20, ES PT DE FT BE NL SE & NO 28.06.20

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Conference Call (with presentation)
•6 August 2020 at 12:30 BST, 13:30 CEST and 7:30 a.m. EDT; via www.cocacolaep.com
•Replay & transcript will be available at www.cocacolaep.com as soon as possible

Financial Calendar
•Third-quarter trading update: 23 October 2020
•Full 2020 calendar available here: https://ir.cocacolaep.com/financial-calendar/

Contacts
Investor Relations
Sarah Willett   Claire Michael   Joe Collins
+44 7970 145 218  +44 7528 251 033  +44 7583 903 560
Media Relations
Shanna Wendt   Nick Carter
+44 7976 595 168  +44 7979 595 275

About CCEP
Coca-Cola European Partners plc is a leading consumer goods company in Western Europe, making, selling & distributing an extensive range of non-alcoholic ready to drink beverages & is the world's largest Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain & Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, London Stock Exchange & on the Spanish Stock Exchanges, trading under the symbol CCEP.
For more information about CCEP, please visit our website at www.ccep.com and follow CCEP on Twitter at @CocaColaEP.

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Forward-Looking Statements
This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, strategy and objectives of Coca-Cola European Partners plc and its subsidiaries (together “CCEP” or the “Group”). Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict,” “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.
Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to those set forth in the:

1.“Risk Factors” section of the 2019 Integrated Report / Annual Report on Form 20-F, including the statements under the following headings: Packaging (such as marine litter); Perceived health impacts of our beverages and ingredients, and changing consumer preferences (such as sugar alternatives); Legal, regulatory and tax change (such as the development of regulations regarding packaging, taxes and deposit return schemes); Market (such as disruption due to customer negotiations, customer consolidation and route to market); Cyber and social engineering attacks; Competitiveness and transformation; Climate change and water (such as net zero emission legislation and regulation, and resource scarcity); Economic and political conditions (such as continuing developments in relation to the UK’s exit from the EU); The relationship with TCCC and other franchisors; Product quality; and Other risks, such as widespread outbreaks of infectious disease including the adverse impact that the COVID-19 pandemic and related social distancing measures implemented in many of our markets, and any associated economic downturn, may have on our financial results, operations, workforce and demand for our products;
2.“Principal Risks” section of the 2019 Integrated Report / Annual Report on Form 20-F, as updated in this document and including principal risks under the additional headings: Business continuity; People; and Stakeholders.

The full extent to which the COVID-19 pandemic will negatively affect our results of operations, financial condition and cash flows will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic.

Due to these risks, CCEP’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set out in CCEP’s forward-looking statements. Additional risks that may impact CCEP’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s respective public statements may prove to be incorrect.

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Note Regarding the Presentation of Alternative Performance Measures
We use certain alternative performance measures (non-GAAP performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable GAAP measure.
For purposes of this document, the following terms are defined:

‘‘As reported’’ are results extracted from our condensed consolidated interim financial statements.
‘‘Comparable’’ is defined as results excluding items impacting comparability, such as restructuring charges, out of period mark-to-market impact of hedges and net tax items relating to rate and law changes. Comparable volume is also adjusted for selling days.
‘‘Fx-neutral’’ is defined as comparable results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.
‘‘Capex’’ or “Capital expenditures’’ is defined as purchases of property, plant and equipment and capitalised software, plus payments of principal on lease obligations, less proceeds from disposals of property, plant and equipment. Capex is used as a measure to ensure that cash spending on capital investment is in line with the Group’s overall strategy for the use of cash.
‘‘Free cash flow’’ is defined as net cash flows from operating activities less capital expenditures (as defined above) and interest paid. Free cash flow is used as a measure of the Group’s cash generation from operating activities, taking into account investments in property, plant and equipment and non-discretionary lease and interest payments. Free cash flow is not intended to represent residual cash flow available for discretionary expenditures.
‘‘Adjusted EBITDA’’ is calculated as Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA), after adding back items impacting the comparability of year over year financial performance. Adjusted EBITDA does not reflect cash expenditures, or future requirements for capital expenditures or contractual commitments. Further, adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs, and although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised are likely to be replaced in the future and adjusted EBITDA does not reflect cash requirements for such replacements.
‘‘Net Debt’’ is defined as the net of cash and cash equivalents less currency adjusted borrowing. We believe that reporting net debt is useful as it reflects a metric used by the Group to assess cash management and leverage. In addition, the ratio of net debt to adjusted EBITDA is used by investors, analysts and credit rating agencies to analyse our operating performance in the context of targeted financial leverage.
‘‘ROIC’’ is defined as comparable operating profit after tax divided by the average of opening and closing invested capital for the year. Invested capital is calculated as the addition of borrowings and equity less cash and cash equivalents. ROIC is used as a measure of capital efficiency and reflects how well the Group generates comparable operating profit relative to the capital invested in the business.
‘‘Dividend Payout Ratio’’ is defined as dividends as a proportion of comparable profit after tax.
Additionally, within this document, we provide certain forward-looking non-GAAP financial Information, which management uses for planning and measuring performance. We are not able to reconcile forward-looking non-GAAP measures to reported measures without unreasonable efforts because it is not possible to predict with a reasonable degree of certainty the actual impact or exact timing of items that may impact comparability throughout year.
Unless otherwise stated, percent amounts are rounded to the nearest 0.5%.

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Supplementary Financial Information - Income Statement
The following provides a summary reconciliation of CCEP’s reported and comparable results for the periods presented:

First Six Months 2020 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability			Comparable
	CCEP	Mark-to-market effects[1]	Restructuring Charges[2]	Net tax[3]	CCEP
Revenue	4,837	—	—	—	4,837
Cost of sales	3,168	—	—	—	3,168
Gross profit	1,669	—	—	—	1,669
Operating expenses	1,401	(6)	(124)	—	1,271
Operating profit	268	6	124	—	398
Total finance costs, net	55	—	—	—	55
Non-operating items	2	—	—	—	2
Profit before taxes	211	6	124	—	341
Taxes	85	1	33	(37)	82
Profit after taxes	126	5	91	37	259

Diluted earnings per share (€)	0.28	0.01	0.20	0.08	0.57

Diluted weighted average shares outstanding					457

First Six Months 2019 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability		Comparable
	CCEP	Mark-to-market effects[1]	Restructuring Charges[2]	CCEP
Revenue	5,802	—	—	5,802
Cost of sales	3,594	(1)	4	3,597
Gross profit	2,208	1	(4)	2,205
Operating expenses	1,482	4	(51)	1,435
Operating profit	726	(3)	47	770
Total finance costs, net	49	—	—	49
Non-operating items	(1)	—	—	(1)
Profit before taxes	678	(3)	47	722
Taxes	170	(1)	12	181
Profit after taxes	508	(2)	35	541

Diluted earnings per share (€)	1.07	—	0.07	1.14

Diluted weighted average shares outstanding				475
___________________________
[1] Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.
[2] Amounts represent restructuring charges related to business transformation activities. For the six months ending 26 June 2020, these restructuring charges principally relate to proposals announced in Germany in early 2020 to close five distribution centres subject to full consultation with employees and their representatives, and a new commercial restructuring initiative relating to vending operations and sales functions. Together, these restructuring charges were primarily made up of severance costs of €67 million and accelerated depreciation charges of €11 million.

[3] Amounts include the deferred tax impact related to income tax rate and law changes. For the six months ending 26 June 2020, this includes the impact of increases to the UK statutory income tax rate that were substantively enacted during the first half of 2020.

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Supplemental Financial Information - Revenue

Revenue In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Second-Quarter Ended			Six Months Ended
	26 June 2020	28 June 2019	% Change	26 June 2020	28 June 2019	% Change
As reported	2,359	3,218	(26.5)%	4,837	5,802	(16.5)%
Adjust: Total items impacting comparability	—	—	—%	—	—	—%
Comparable	2,359	3,218	(26.5)%	4,837	5,802	(16.5)%
Adjust: Impact of fx changes	23	n/a	(0.5)%	27	n/a	(0.5)%
Comparable and fx-neutral	2,382	3,218	(26.0)%	4,864	5,802	(16.0)%

Revenue per unit case	4.59	4.84	(5.0)%	4.68	4.78	(2.0)%

Revenue by Geography In millions of €	Second Quarter Ended 26 June 2020			Six months ended 26 June 2020
	As reported	Reported % change	Fx-Neutral % change	As reported	Reported % change	Fx-Neutral % change
Iberia[1]	388	(48.0)%	(48.0)%	917	(28.5)%	(28.5)%
Germany	497	(22.5)%	(22.5)%	1,014	(13.5)%	(13.5)%
Great Britain	531	(14.5)%	(13.5)%	1,026	(11.0)%	(10.5)%
France[2]	395	(25.0)%	(25.0)%	808	(16.5)%	(16.5)%
Northern Europe[3]	548	(20.0)%	(17.5)%	1,072	(13.0)%	(11.0)%
Total	2,359	(26.5)%	(26.0)%	4,837	(16.5)%	(16.0)%
___________________________
[1] Iberia refers to Spain, Portugal & Andorra.
[2] France refers to continental France & Monaco.
[3] Northern Europe refers to Belgium, Luxembourg, Netherlands, Norway, Sweden & Iceland.

Comparable Volume - Selling Day Shift In millions of unit cases, prior period volume recast using current year selling days	Second-Quarter Ended			Six Months Ended
	26 June 2020	28 June 2019	% Change	26 June 2020	28 June 2019	% Change
Volume	519	665	(22.0)%	1,040	1,214	(14.5)%
Impact of selling day shift	n/a	—	n/a	n/a	(8)	n/a
Comparable volume - Selling Day Shift adjusted	519	665	(22.0)%	1,040	1,206	(14.0)%

Comparable Volume by Brand Category Adjusted for selling day shift	Second-Quarter Ended			Six Months Ended
	26 June 2020	28 June 2019	Volume % Change	26 June 2020	28 June 2019	% Change
	% of Total	% of Total		% of Total	% of Total
Sparkling	90.5%	85.5%	(17.5)%	88.5%	86.0%	(11.0)%
Coca-ColaTM	67.5%	62.5%	(16.5)%	66.5%	63.5%	(10.0)%
Flavours, Mixers & Energy	23.0%	23.0%	(21.5)%	22.0%	22.5%	(14.0)%
Stills	9.5%	14.5%	(47.5)%	11.5%	14.0%	(31.0)%
Hydration	5.0%	9.0%	(54.0)%	6.5%	8.5%	(36.0)%
RTD Tea, RTD Coffee, Juices & Other[1]	4.5%	5.5%	(37.0)%	5.0%	5.5%	(23.0)%
Total	100.0%	100.0%	(22.0)%	100.0%	100.0%	(14.0)%
___________________________
[1] RTD refers to Ready-To-Drink.

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Supplemental Financial Information - Cost of Sales and Operating Expenses
Cost of Sales

Cost of Sales In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	26 June 2020	28 June 2019	% Change
As reported	3,168	3,594	(12.0)%
Adjust: Total items impacting comparability	—	3	—%
Comparable	3,168	3,597	(12.0)%
Adjust: Impact of fx changes	20	n/a	(0.5)%
Comparable & fx-neutral	3,188	3,597	(11.5)%

Cost of sales per unit case	3.07	2.96	3.5%
For the six months ending 26 June 2020, reported cost of sales were €3,168 million, down 12.0 percent versus 2019. Comparable cost of sales for the same period were €3,168 million, down 12.0 percent versus 2019. Cost of sales per unit case increased by 3.5 percent on a comparable and fx-neutral basis, reflecting the under-recovery of fixed manufacturing costs given lower volumes, offset by the decline in revenue per unit case driving lower concentrate costs.
Operating Expenses

Operating Expenses In millions of €	Six Months Ended
	26 June 2020	28 June 2019	% Change
As reported	1,401	1,482	(5.5)%
Adjust: Total items impacting comparability	(130)	(47)	(6.0)%
Comparable	1,271	1,435	(11.5)%
Adjust: Impact of fx changes	5	n/a	(0.5)%
Comparable & fx-neutral	1,276	1,435	(11.0)%
For the six months ending 26 June 2020, reported operating expenses were €1,401 million, down 5.5 percent versus 2019. Comparable operating expenses were €1,271 million for the same period, down 11.5 percent versus 2019, driven by a reduction in discretionary spend, implemented to protect the business in response to the pandemic in areas such as trade marketing, merchandising, incentives, travel and meetings.
Restructuring charges of €124 million were incurred during the period, which principally relate to proposals announced in Germany in early 2020 to close five distribution centres subject to full consultation with employees and their representatives, and a new commercial restructuring initiative relating to vending operations and sales functions. Together, these restructuring charges were primarily made up of severance costs of €67 million and accelerated depreciation charges of €11 million.
Effective Tax Rate
The effective tax rate was 40 percent and 25 percent for the six months ended 26 June 2020 and 28 June 2019, respectively, and 25 percent for the years ended 31 December 2019 and 31 December 2018.
For the six months ending 26 June 2020, the effective tax rate includes a €37 million impact related to the revaluation of deferred tax assets due to an increase in the UK statutory income tax rate from 17% to 19% that was substantively enacted during the first half of 2020.
We expect our full year 2020 underlying tax rate to be approximately 24%.

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Supplemental Financial Information - Free Cash Flow

Free Cash Flow In millions of €	Six Months Ended
	26 June 2020	28 June 2019
Net cash flows from operating activities	353	844
Less: Purchases of property, plant and equipment	(241)	(260)
Less: Purchases of capitalised software	(33)	(44)
Less: Interest paid, net	(59)	(53)
Add: Proceeds from sales of property, plant and equipment	35	11
Less: Payments of principal on lease obligations	(60)	(61)
Free Cash Flow	(5)	437

Supplemental Financial Information - Borrowings

Net Debt In millions of €	As at		Credit Ratings As of 5 August 2020
	26 June 2020	31 December 2019		Moody’s	Standard & Poor’s
Total borrowings	7,105	6,421	Long-term rating	A3	BBB+
Add: fx impact of non-EUR borrowings	3	6	Outlook	Stable	Stable
Adjusted total borrowings	7,108	6,427	Note: Our credit ratings can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions and working capital management activities of TCCC and/or changes in the credit rating of TCCC. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
Less: cash and cash equivalents	(893)	(316)
Net debt	6,215	6,111

Supplemental Financial Information - Adjusted EBITDA

Adjusted EBITDA In millions of €	Six Months Ended
	26 June 2020	28 June 2019
Reported profit after tax	126	508
Taxes	85	170
Finance costs, net	55	49
Non-operating items	2	(1)
Reported operating profit	268	726
Depreciation and amortisation[1]	332	314
Reported EBITDA	600	1,040

Items impacting comparability
Mark-to-market effects[1]	6	(3)
Restructuring charges[2]	95	22
Adjusted EBITDA	701	1,059
______________________
[1] Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.
[2]Amounts represent restructuring charges related to business transformation activities, excluding accelerated depreciation included in the depreciation and amortisation line.

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Principal Risks and Risk Factors
The principal risks and risk factors in our 2019 Integrated Report on Form 20-F for the year ended 31 December 2019 (‘2019 Integrated Report’) (pages 44 to 49 and 186 to 194 respectively) continue to represent our risks. However, COVID-19 and the related response measures have caused significant disruption, which has resulted in increased risks to almost all aspects of our business, operations and financial performance. Accordingly, the information and the changes to our principal risks and risk factors shown below update and supplement the Principal Risks and Risk Factors in our 2019 Integrated Report and any or all of the Principal Risks and Risk Factors contained therein may be exacerbated by the impacts of COVID-19. In particular, we have included three additional Principal Risks from the risks we had previously identified (Business Continuity, People and Stakeholder).
The risks described in this report and in our 2019 Integrated Report are not the only risks facing the Group. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or future results.
COVID-19 Pandemic
The impacts of the COVID-19 pandemic and related response measures have had and may continue to have an adverse effect on global economic conditions, as well as on our business, results of operations, cash flows and financial condition. It also has negatively impacted and may continue to impact our suppliers and customers.
Due to the significant uncertainty in relation to the duration and impact of COVID-19 on our markets, on 23 March 2020, we withdrew our guidance for the current financial year. Since that time, the scale and magnitude of the COVID-19 pandemic and related response measures have increased significantly. At this time, we are unable to accurately assess the impact of the pandemic on our business and operations. We cannot predict the degree to which, or the time period over which, our business will continue to be affected by the COVID-19 pandemic and the related response measures. To date, the impacts on our business from the COVID-19 pandemic and related response measures have included, but are not limited to, social distancing measures (including the closure of away from home channels such as hotels, bars and restaurants and restrictions on large events or gatherings) having been introduced in most of our markets, leading to a negative impact on sales; travel restrictions imposed by many countries resulting in a steep drop in passenger numbers and a significant decline in tourism; regulatory restrictions, safety protocols and heightened sanitation measures resulting in reductions in levels of activity at certain of our production sites and offices; and disruptions in supply chains and routes to market, or those of our suppliers and/or distributors, which could result in an increase in our costs of production and distribution.
Those regions that are beginning to experience business recovery or the scaling back of response measures may experience further impacts from COVID-19 or suffer a resurgence of COVID-19 cases, and economic activity in those regions may not recover quickly or at all, which may materially adversely impact our business. This could in turn lead to a further decline in discretionary spending by consumers. The impacts of the COVID-19 pandemic and related response measures, in particular with respect to expectations of future cash flows, may result in material write-downs or impairments recognised by us in future periods.
The impact of the COVID-19 pandemic on global economic conditions has impacted and may continue to impact the proper functioning of financial and capital markets, as well as foreign currency exchange rates, commodity and energy prices and interest rates. Responses to the COVID-19 pandemic may also result in both short-term and long-term changes to fiscal and tax policies in impacted jurisdictions, including increases in tax rates. Although we completed the successful issuance of €600 million in notes in March 2020 and €250 million in notes in June 2020, currently have committed bank facilities of €1.5 billion and may take other actions to enhance our liquidity, including entering into new committed bank facilities, there is no guarantee that our existing arrangements or any future arrangements will provide sufficient liquidity over the course of the COVID-19 pandemic. As a result, the impacts of the COVID-19 pandemic and related response measures may adversely impact our liquidity or financial position. In particular, a continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access, or costs of, capital or borrowings, our liquidity, our financial position.
Normal business operations after the disruptions caused by the COVID-19 pandemic may be delayed or constrained by its lingering effects on our business, customers, consumers, suppliers or third-party service providers. In addition, we may experience reputational harm as a result of our response to the COVID-19 pandemic, including with respect to our ability to fulfil contractual obligations.
Any of these negative impacts, alone or in combination with others, may have a material adverse effect on our results of operations, financial condition and cash flows. The full extent to which the COVID-19 pandemic will affect our results of operations, financial condition and cash flows will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic.

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SUMMARY OF OUR PRINCIPAL RISKS
The following is a summary of the Group’s updated Principal Risks in alphabetical order:
Risk change legend: ↑ Increased ↓ Decreased → Stayed the same

Principal Risk	Definition and impact	Key Mitigation	Change vs 2019 Integrated Report
Business continuity
Our business is vulnerable to a range of risks that may materialize and cause disruption. These include threats and risks such as physical attacks (e.g. terrorism) and cyber-attacks, IT system outages and supplier failure as well as natural hazards such as fire, flood, severe weather and pandemics. In some cases, such as the current situation with the COVID-19 pandemic, health, economic and legal effects could have a direct or indirect impact on our ability to operate.

•People: safety, communication and support in line with government guidelines
•Customers: working closely with suppliers, partners and TCCC to ensure we best serve our customers
•Communities: working closely with TCCC to support our communities
•Governance: strong frameworks, business continuity plans, incident management, strategic business continuity scenario testing, risk reassessments used in business planning, increased frequency of reviews with country leadership teams, Board of Directors and TCCC incorporating learnings from the Coca-Cola System
•Effective management of liquidity, costs and discretionary spend
↑
Climate change and water
Political and scientific consensus indicates that increased concentrations of carbon dioxide and other greenhouse gasses (GHGs) are causing climate change and exacerbating water scarcity. Such GHG emissions occur across our entire value chain including our manufacturing operations, cold drink equipment and transportation. GHG emissions also occur as a result of the packaging we use and ingredients we rely on. Our ingredients and production facilities also rely heavily on the availability of water. This exposes us to the risk of negative impacts related to our ability to produce or distribute our products, or the availability and price of agricultural ingredients and raw materials as a result of increased water scarcity. Failure to address these risks may cause damage to our corporate reputation or investor confidence, a reduction in consumer acceptance of our products and potential disruption to our operations.

•Set science based carbon reduction targets for our core business operations and our value chain
•Carbon reduction plans for our manufacturing operations, distribution and cold drink equipment
•Transition to 100% renewable electricity
•External policy leadership and advocacy to support a transition to a low-carbon economy
•Life cycle analysis to assess carbon footprint of packaging formats
•Use of recycled materials for our packaging, which have a lower carbon footprint
•Source Water Vulnerability Assessment (SVAs) and Source Water Protection Plans (SWPPs) to protect future sustainability of local water sources
•Supplier engagement on carbon reduction and sustainable water use
•Assessment on climate related risks and future climate scenario planning
•Comprehensive disclosure of GHG emissions across our value chain in line with GHG Protocol
→
Competitiveness and transformation
We are continuing our strategy of assessing potential opportunities for continuous improvements that would enable us to stay competitive in the future. The impact of the COVID-19 pandemic has accelerated the urgency for assessing potential opportunities and taking appropriate action. This includes technology transformation, including to support increased working from home, continuous supply chain improvements and improvements in the way we work with our partners and franchisors. This exposes us to the risk of ineffective coordination between business units and central functions, change fatigue in our people and social unrest. As a result, we may not create the expected value from these initiatives or execute our business plans effectively. We may also experience damage to our corporate reputation, a decline in our share price, industrial action and disruption to our operations.

•Regular competitiveness reviews ensuring effective steering, high visibility and quick decision making
•Dedicated programme management office and effective project management methodology
•Continuation and strengthening of governance routines
•Regular ELT and Board reviews and approvals of progress and issue resolution
→

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Principal Risk	Definition and impact	Key Mitigation	Change vs 2019 Integrated Report
Cyber and social engineering attacks and IT infrastructure	We rely on a complex IT landscape, using both internal and external systems, including some systems that are outside our direct control where employees work from home. These systems are potentially vulnerable to adversarial and accidental security and cyber threats, as well as user behaviour. This threat profile is dynamically changing, including as a result of the COVID-19 pandemic, as potential attackers’ skills and tools advance. This exposes us to the risk of unauthorised data access, compromised data accuracy and confidentiality, the loss of system operation or fraud. As a result, we could experience disruption to operations, financial loss, regulatory intervention, or damage to our reputation.
•Proactive monitoring of cyber threats and implementing preventive measures
•Business awareness and training on information security and data privacy
•Business continuity and disaster recovery programmes
•A programme to identify and resolve vulnerabilities
•Third party risk assessments
•Corporate security business intelligence
•Appropriate investment in updating systems
→
Economic and political conditions	Our industry is sensitive to economic conditions such as commodity and currency price volatility, inflation, political instability (for example, Brexit), lack of liquidity and funding resources, widening of credit risk premiums, unemployment and furlough, and consumer confidence or the impact of the widespread outbreak of infectious disease such as COVID-19. This exposes us to the risk of an adverse impact on CCEP and our consumers, driving a reduction of spend within our category or a change in consumption channels and packs. As a result, we could experience reduced demand for our products, fail to meet our growth priorities and our reputation could be adversely impacted. Adverse economic conditions could also lead to increased customer and supplier delinquencies and bankruptcies, while restrictions on the movement of goods in response to economic, political or other conditions, such as COVID-19, could affect our supply chain.
•Diversified product portfolio and the geographic diversity of our operations assist in mitigating our exposure to any localised economic risk
•Our flexible business model allows us to adapt our portfolio to suit our customers’ changing needs during economic downturns
•We regularly review our business results and cash flows and, where necessary, rebalance capital investments
•A Brexit working group monitors the progress of negotiations and applicable rules and regulations so that the business is prepared to manage likely scenarios
↑
Legal, regulatory and tax change	Our daily operations are subject to a broad range of regulations at EU and national level. These include regulations covering manufacturing, the use of certain ingredients, packaging, labelling requirements, and the distribution and sale of our products. This exposes us to the risk of legal, regulatory or tax changes that may adversely impact our business. As a result, we could face new or higher taxes, higher labour and other costs, stricter sales and marketing controls, or punitive or other actions from regulators or legislative bodies that negatively impact our financial results, business performance or licence to operate. The COVID-19 pandemic has resulted in both short-term and long-term changes to legislation and regulation. It may also lead to future increases in taxes to finance the cost of government responses to the COVID-19 pandemic. In addition, the identification of obesity as a factor worsening the effects of COVID-19 may lead to the introduction of additional or revised legislation and regulation. We expect Brexit to lead to increased diversity of regulation and consequent costs of compliance including inability to or difficulties in standardising product and process.
•Working with regulators and industry partners in our territories to implement deposit return schemes
•Continuous monitoring of new or changing regulations and appropriate implementation of adequate mitigations
•Dialogue with government representatives and input to public consultations on new or changing regulations
•Effective compliance programmes and training for employees
•Measures set out elsewhere in this table in relation to legal, regulatory and tax changes with respect to any of the other principal risks, and in particular in relation to (1) Packaging and (2) Perceived health impact of our beverages and ingredients, and changing consumer preferences
↑

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Principal Risk	Definition and impact	Key Mitigation	Change vs 2019 Integrated Report
Market	Our success in the market depends on a number of factors. These include actions taken by our competitors, route to market, our ability to build strong customer relationships and realise price increases (which could be affected by customer consolidation, buying groups, and the changing customer landscape) and government actions, including those introduced as a result of the COVID-19 pandemic such as social distancing, the forced closure of some of our customer channels, restricted tourism and restrictions on large gatherings. This exposes us to the risk that market forces may limit our ability to execute our business plans effectively. As a result, we may be unable to expand margins, increase market share, or negotiate with customers effectively, and the COVID-19 pandemic may also further adversely impact the market in previously unforeseen ways.
•Shopper insights and price elasticity assessments
•Pack and product innovation
•Promotional strategy
•Commercial policy
•Collaborative category planning with customers
•Growth centric customer investment policies
•Business development plans aligned with our customers
•Diversification of portfolio and customer base
•Realistic budgeting routines and targets
•Investment in key account development and category planning
•Continuous evaluation and updating of mitigation plans
→
Packaging	Due to our stakeholders’ and our concerns about the environmental impacts of litter, our packaging (especially single use plastic packaging) is under increasing scrutiny from regulators, consumers and customers, and NGOs. As a result, we may have to change our packaging strategy and mix over both the short and long term. This could result in a reduction in demand for single use plastic packaging, and we may be liable for increased costs related to the design, collection, recycling and littering of our packaging. We may be unable to respond in a cost effective manner and our reputation may be adversely impacted.
•Continued sustainability action plan focused on packaging, including our commitments to:
–Ensure that 100% of our primary packaging is recyclable or refillable
–Drive higher collection rates, aiming to ensure that 100% of our packaging is collected for recycling
–Ensure that by 2023 at least half of the material we use for our PET bottles comes from recycled plastic
•Work with TCCC to explore alternative sources of rPET and innovative new packaging materials
•Work with TCCC to encourage consumers to recycle their packaging using existing collection infrastructure
•Establishment of a cross functional SPO with a dedicated focus on packaging collection
•Support for well designed deposit return schemes across our markets as a route to 100% collection and increased availability of rPET
•Work to expand delivery mechanisms that do not rely on single use packaging, for example refillable packaging and dispensed delivery
→
People	The direct and indirect effects of COVID-19 may impact our people, their health and wellbeing and working conditions. Our response may affect the perception of CCEP as an employer and our ability to attract, retain and motivate existing and future employees, which exposes us to the risk of not having the right talent, required technical skillset, or expected levels of productivity. As a result, we could fail to achieve our strategic objectives and could experience a decline in employee engagement or industrial action. CCEP is committed to ensuring that everyone working throughout our operations and within our supply chain is treated with dignity and respect, in line with our human rights policy, which exposes us to the risk of misconduct by third parties. As a result, we could suffer from reputational damage or litigation.
•Regular communication
•Employee assistance programme
•Flexible working
•Working from home
•Safety measures
•Appropriate incentivisation
•Talent reviews
•Tools for employees to take ownership of careers
•People related training, risk assessments, action plans and compliance, including The Code of Conduct, Supplier Guiding Principles, Sustainable Agriculture Principles
↑

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Principal Risk	Definition and impact	Key Mitigation	Change vs 2019 Integrated Report
Perceived health impact of our beverages and ingredients, and changing consumer buying trends	We make and distribute products containing sugar and alternative sweeteners. Healthy lifestyle campaigns, increased media scrutiny and social media have led to an increasingly negative perception of these ingredients among consumers. In addition, the identification of obesity as a factor worsening the effects of COVID-19 may indirectly affect the perception of our products. This exposes us to the risk that we will be unable to evolve our product and packaging choices quickly enough to satisfy changes in consumer preferences. As a result, we could experience sustained decline in sales volume, which could impact our financial results and business performance.
•Reducing the sugar content of our soft drinks, through:
–Product and pack innovation and reformulation
–Managing our product mix to increase low and no calorie products
•Making it easier for consumers to cut down on sugar by providing straightforward product information and smaller pack sizes
•EU wide soft drink industry calorie reduction commitment with the Union of European Soft Drinks Associations (UNESDA)
•Adopting calorie and sugar reduction commitments at country level
•Dialogue with government representatives, NGOs, local communities and customers
•Employee communication and education
•On pack communication of product and nutritional information enhanced
•Responsible sales and marketing codes
→
Product quality	We produce a wide range of products, all of which must adhere to strict food safety requirements. This exposes us to the risk of failing to meet, or being perceived as failing to meet, the necessary standards, which could lead to compromised product quality. As a result, our brand reputation could be damaged and our products could become less popular with consumers.
•TCCC standards and audits
•Hygiene regimes at plants
•Total quality management programme
•Robust management systems
•ISO certification
•Internal governance audits
•Quality monitoring programme
•Customer and consumer monitoring and feedback
•Incident management and crisis resolution
→
Relationships with TCCC and other franchisors
We conduct our business primarily under agreements with TCCC and other franchisors. This exposes us to the risk of misaligned incentives or strategy, particularly during periods of low category growth or crisis such as COVID-19. As a result, TCCC or other franchisors could act adversely to our interests with respect to our business relationship.

•Clear agreements govern the relationships
•Incidence pricing agreement with TCCC
•Aligned long-range planning and annual business planning processes
•Ongoing pan-European and local routines between CCEP and franchise partners
•Increased frequency of meetings and maintenance of positive relationships at all levels
•Regular contact and best practice sharing across the Coca-Cola System
→
Stakeholders	Continuously building trust and dialogue with stakeholders is critical as CCEP pursues sustainable growth while creating a better future for our business, our communities and the planet. The COVID-19 pandemic has exacerbated the pressure on our key stakeholders due to elevated economic, political and societal distress. This exposes us to the risk of failing to balance and address the different stakeholders and CCEP’s interests while managing through the crisis, particularly in the context of enabling a green recovery. As a result, this may cause a negative reaction from our key stakeholders and could damage CCEP’s reputation and the Coca-Cola brand.
•Consider stakeholder interests and expectations in taking decisions
•Direct and indirect engagement with relevant stakeholders to understand their interests and expectations and to explain our decisions and considerations
•Develop and leverage strong communication plans and tools to accompany decision making and external engagement
•Refresh and leverage our socio-economic impact data to support decision making and communication
↑

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Related Parties
Related party disclosures are presented in Note 9 of the Notes to the condensed consolidated interim financial statements contained in this interim management report.

Going Concern
As part of the Directors’ consideration of the appropriateness of adopting the going concern basis in preparing the condensed consolidated interim financial statements, a review was performed on a range of potential scenarios based on varying degrees of government response measures, including but not limited to, the severity and duration of potential further lockdowns including restrictions on trading in the away from home channel, movement of people, and social distancing. The Directors have taken into account the Group’s current cash position and its access to a €1.5 billion committed credit facility, and also considered the range of mitigation actions available to the Group if required, such as reducing discretionary spend and deferring non-essential capital expenditure. On the basis of these reviews, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for a period of 12 months from the date of signing these accounts. Accordingly, the condensed consolidated interim financial statements have been prepared on a going concern basis and the Directors do not believe there are any material uncertainties to disclose in relation to the Group’s ability to continue as a going concern.

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Responsibility Statement
The Directors of the Company confirm that to the best of their knowledge:
•The Condensed Consolidated Interim Financial Statements for the six months ended 26 June 2020 have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and issued by the International Accounting Standards Board.
•The interim management report includes a fair review of the information required by the Disclosure Guidance and Transparency Rules of the UK Financial Conduct Authority (DTR) 4.2.7 R and DTR 4.2.8 R as follows:
•DTR 4.2.7 R: (1) an indication of important events that have occurred during the first six months of the financial year, and their impact on the condensed set of financial statements, and (2) a description of the principal risks and uncertainties for the remaining six months of the financial year; and
•DTR 4.2.8 R: (1) related parties transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or the performance of the Group during that period, and (2) any changes in the related parties transactions described in the last annual report that could have a material effect on the financial position or performance of the Group in the first six months of the current financial year.
The Directors of the Company are shown on pages 60-64 in the 2019 Integrated Report and Form 20-F for the year ended 31 December 2019, save for the following changes:
•Orrin H. Ingram stepped down as a Director at the end of the AGM on 27 May 2020
•Dessi Temperley was appointed as a Director with effect from the end of the AGM on 27 May 2020
•Francisco Crespo Benítez stepped down as a Director with effect from 9 July 2020
•Brian Smith was appointed as a Director with effect from 9 July 2020
A list of current directors is maintained on CCEP’s website: www.cocacolaep.com.

On behalf of the Board

Damian Gammell	Manik Jhangiani
Chief Executive Officer	Chief Financial Officer
6 August 2020

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Coca-Cola European Partners plc
Condensed Consolidated Interim Income Statement (Unaudited)

		Six Months Ended
		26 June 2020	28 June 2019
	Note	€ million	€ million
Revenue		4,837	5,802
Cost of sales		(3,168)	(3,594)
Gross profit		1,669	2,208
Selling and distribution expenses		(961)	(1,101)
Administrative expenses		(440)	(381)
Operating profit		268	726
Finance income		17	26
Finance costs		(72)	(75)
Total finance costs, net		(55)	(49)
Non-operating items		(2)	1
Profit before taxes		211	678
Taxes		(85)	(170)
Profit after taxes		126	508

Basic earnings per share (€)	3	0.28	1.08
Diluted earnings per share (€)	3	0.28	1.07

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Coca-Cola European Partners plc
Condensed Consolidated Interim Statement of Comprehensive Income (Unaudited)

		Six Months Ended
		26 June 2020	28 June 2019
	Note	€ million	€ million
Profit after taxes		126	508
Components of other comprehensive income (loss):
Items that may be subsequently reclassified to the income statement:
Foreign currency translations:
Pretax activity, net		(159)	(16)
Tax effect		—	—
Foreign currency translation, net of tax		(159)	(16)
Cash flow hedges:
Pretax activity, net		(54)	—
Tax effect		15	1
Cash flow hedges, net of tax		(39)	1
		(198)	(15)
Items that will not be subsequently reclassified to the income statement:
Pension plan adjustments:
Pretax activity, net	1	(162)	—
Tax effect		36	—
Pension plan adjustments, net of tax		(126)	—
		(126)	—
Other comprehensive loss for the period, net of tax		(324)	(15)
Comprehensive income for the period		(198)	493

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Coca-Cola European Partners plc
Condensed Consolidated Interim Statement of Financial Position (Unaudited)

		26 June 2020	31 December 2019	28 June 2019
	Note	€ million	€ million	€ million
ASSETS
Non-current:
Intangible assets	4	8,395	8,506	8,392
Goodwill	4	2,514	2,520	2,521
Property, plant and equipment	5	4,030	4,205	4,184
Non-current derivative assets		4	3	3
Deferred tax assets		10	27	41
Other non-current assets		313	321	286
Total non-current assets		15,266	15,582	15,427
Current:
Current derivative assets		9	12	10
Current tax assets		13	18	8
Inventories		795	723	945
Amounts receivable from related parties	9	95	106	114
Trade accounts receivable		1,776	1,669	1,974
Other current assets		216	259	230
Cash and cash equivalents		893	316	382
Total current assets		3,797	3,103	3,663
Total assets		19,063	18,685	19,090
LIABILITIES
Non-current:
Borrowings, less current portion	7	6,343	5,622	5,676
Employee benefit liabilities		350	221	134
Non-current provisions	11	54	54	116
Non-current derivative liabilities		34	13	40
Deferred tax liabilities		2,122	2,203	2,160
Non-current tax liabilities		261	254	228
Other non-current liabilities		45	47	52
Total non-current liabilities		9,209	8,414	8,406
Current:
Current portion of borrowings	7	762	799	620
Current portion of employee benefit liabilities		15	17	18
Current provisions	11	172	142	74
Current derivative liabilities		63	28	21
Current tax liabilities		81	95	157
Amounts payable to related parties	9	232	249	379
Trade and other payables		2,697	2,785	3,080
Total current liabilities		4,022	4,115	4,349
Total liabilities		13,231	12,529	12,755
EQUITY
Share capital		5	5	5
Share premium		184	178	167
Merger reserves		287	287	287
Other reserves		(647)	(449)	(567)
Retained earnings		6,003	6,135	6,443
Total equity		5,832	6,156	6,335
Total equity and liabilities		19,063	18,685	19,090

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Coca-Cola European Partners plc
Condensed Consolidated Interim Statement of Cash Flows (Unaudited)

		Six Months Ended
		26 June 2020	28 June 2019
	Note	€ million	€ million
Cash flows from operating activities:
Profit before taxes		211	678
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation	5	303	289
Amortisation of intangible assets	4	29	25
Share-based payment expense		—	8
Finance costs, net		55	49
Income taxes paid		(79)	(82)
Changes in assets and liabilities:
Decrease/(increase) in trade and other receivables		(144)	(321)
Decrease/(increase) in inventories		(83)	(254)
Increase/(decrease) in trade and other payables		41	265
Increase/(decrease) in net payable receivable from related parties		(5)	181
Increase/(decrease) in provisions		32	(62)
Change in other operating assets and liabilities		(7)	68
Net cash flows from operating activities		353	844
Cash flows from investing activities:
Purchases of property, plant and equipment		(241)	(260)
Purchases of capitalised software		(33)	(44)
Proceeds from sales of property, plant and equipment		35	11
Investments in equity instruments		(3)	—
Net cash flows used in investing activities		(242)	(293)
Cash flows from financing activities:
Proceeds from borrowings, net of issuance costs	7	855	492
Changes in short-term borrowings	7	94	50
Repayments on third party borrowings	7	(227)	(175)
Payments of principal on lease obligations		(60)	(61)
Interest paid, net		(59)	(53)
Dividends paid	8	—	(290)
Purchase of own shares under share buyback programme	8	(129)	(457)
Exercise of employee share options		6	15
Other financing activities, net		(1)	1
Net cash flows used in financing activities		479	(478)
Net change in cash and cash equivalents		590	73
Net effect of currency exchange rate changes on cash and cash equivalents		(13)	—
Cash and cash equivalents at beginning of period		316	309
Cash and cash equivalents at end of period		893	382

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Coca-Cola European Partners plc
Condensed Consolidated Interim Statement of Changes in Equity (Unaudited)

		Share capital	Share premium	Merger reserves	Other reserves	Retained earnings	Total equity
	Note	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 31 December 2018		5	152	287	(552)	6,672	6,564
Profit after taxes		—	—	—	—	508	508
Other comprehensive income / (expense)		—	—	—	(15)	—	(15)
Total comprehensive income		—	—	—	(15)	508	493
Issue of shares during the period		—	15	—	—	—	15
Equity-settled share-based payment expense		—	—	—	—	8	8
Share-based payment tax benefits		—	—	—	—	2	2
Dividends		—	—	—	—	(290)	(290)
Own shares purchased under share buyback programme		—	—	—	—	(457)	(457)
Balance as at 28 June 2019		5	167	287	(567)	6,443	6,335

Balance as at 31 December 2019		5	178	287	(449)	6,135	6,156
Profit after taxes		—	—	—	—	126	126
Other comprehensive income / (expense)		—	—	—	(198)	(126)	(324)
Total comprehensive income		—	—	—	(198)	—	(198)
Issue of shares during the period		—	6	—	—	—	6
Share-based payment tax effects		—	—	—	—	(3)	(3)
Own shares purchased under share buyback programme		—	—	—	—	(129)	(129)
Balance as at 26 June 2020		5	184	287	(647)	6,003	5,832

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Notes to the Condensed Consolidated Interim Financial Statements
Note 1
GENERAL INFORMATION AND BASIS OF PREPARATION
Coca-Cola European Partners plc (the Company or Parent Company) was created through the Merger on 28 May 2016 of the businesses of Coca-Cola Enterprises, Inc. (CCE), Coca-Cola Iberian Partners, S.A. (CCIP) and Coca-Cola Erfrischungsgetränke GmbH (CCEG) (the Merger). The Company and its subsidiaries (together CCEP, or the Group) are a leading consumer goods group in Western Europe making, selling and distributing an extensive range of non-alcoholic ready to drink beverages.
The Company has ordinary shares with a nominal value of €0.01 per share (Shares). CCEP is a public company limited by shares, incorporated under the laws of England and Wales with the registered number in England of 09717350. The Group’s Shares are listed and traded on Euronext Amsterdam, the New York Stock Exchange, London Stock Exchange and on the Spanish Stock Exchanges. The address of the Company’s registered office is Pemberton House, Bakers Road, Uxbridge, UB8 1EZ, United Kingdom.
These condensed consolidated interim financial statements do not constitute statutory accounts as defined by Section 434 of the Companies Act 2006. They have been reviewed but not audited by the Group’s auditor, unless otherwise stated. The statutory accounts for the Company for the year ended 31 December 2019, which were prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the European Union and in accordance with the provisions of the Companies Act 2006, have been delivered to the Registrar of Companies. The auditor’s opinion on those accounts was unqualified and did not contain a statement made under section 498 (2) or (3) of the Companies Act 2006.
Impact of COVID-19 pandemic
The COVID-19 pandemic and related response measures have had and may continue to have an adverse effect on global economic conditions, as well as our business, results of operations, cash flows and financial condition. At this time, we cannot predict the degree to which, or the time period over which, our business will continue to be affected by the COVID-19 pandemic and the related response measures. These impacts limit the comparability of these condensed consolidated interim financial statements with prior periods. Additionally, operating results for the first half of 2020 may not be indicative of the results for the year ended 31 December 2020.
In addition, as part of the preparation of these condensed consolidated interim financial statements, we have considered the impact of the COVID-19 pandemic on our accounting policies and judgements and estimates. The following is a summary of the key accounting impacts and considerations for the Group:
•We have performed an interim impairment review of our goodwill and intangible assets after concluding that the COVID-19 pandemic was a triggering event and potential impairment indicator under IAS 36, “Impairment of Assets.” No impairment charges were recorded as a result of this review. Please refer to Note 4 for further detail.
•Due to the widespread closure of outlets in the away from home (AFH) channel, we have assessed our expected credit losses from impacted trade receivables and recorded a corresponding allowance for future losses. In doing so, we have taken into consideration deferred payment terms that we have provided to certain customers to support them throughout the crisis.
•Similarly, we have performed an assessment of the net realisable value of inventory within the AFH channel and a corresponding provision has been recorded. This provision principally relates to product write-offs of finished goods inventory including bag in the box, which tends to have a shorter shelf life than other packages.
•We have also performed an interim review and revaluation of certain pension schemes and recorded a pension remeasurement adjustment, primarily relating to changes in certain financial assumptions for our GB Scheme. These changes resulted in a €145m increase to the employment benefit liability and a corresponding charge to Other Comprehensive Income.
Basis of Preparation and Accounting Policies
The condensed consolidated interim financial statements of the Group have been prepared in accordance with the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and International Accounting Standard 34, “Interim Financial Reporting” (IAS 34) and should be read in conjunction with our 2019 Consolidated Financial Statements. The 2019 Consolidated Financial Statements were prepared in accordance with IFRS as issued by the IASB, IFRS as adopted by the European Union and in accordance with the provisions of the Companies Act 2006.
The 2019 Consolidated Financial Statements include a full description of the Group’s accounting policies. The same accounting policies and methods of computation have been used as described in the 2019 Consolidated Financial Statements, with the exception of taxes on income. Taxes on income in interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

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Several amendments and interpretations apply for the first time in 2020, but do not have a material impact on the condensed consolidated interim financial statements of the Group.
Reporting periods
Results are presented for the interim period from 1 January 2020 to 26 June 2020.
The Group’s financial year ends on 31 December. For half-yearly reporting convenience, the first six month period closes on the Friday closest to the end of the interim calendar period. There was one less selling day in the six months ended 26 June 2020 versus the six months ended 28 June 2019, and there will be two more selling days in the second six months of 2020 versus the second six months of 2019 (based upon a standard five-day selling week).
The following table summarises the number of selling days, for the years ended 31 December 2020 and 31 December 2019 (based on a standard five-day selling week):

	Half year	Full year
2020	128	262
2019	129	261
Change	-1	1
Trading seasonality
In addition to the impact of the COVID-19 pandemic (refer to Note 1), operating results for the first half of 2020 may not be indicative of the results expected for the year ended 31 December 2020 as sales of the Group’s products are seasonal, with the second and third quarters typically accounting for higher unit sales of the Group’s products than the first and fourth quarters. The seasonality of the Group’s sales volume, combined with the accounting for fixed costs such as depreciation, amortisation, rent and interest expense, impacts the Group’s results for the first half of the year. Additionally, year-over-year shifts in holidays, selling days and weather patterns can impact the Group’s results on an annual or half-yearly basis.
Exchange rates
The Group’s reporting currency is the Euro. CCEP translates the income statements of non-Euro functional currency subsidiary operations to the Euro at average exchange rates and the balance sheets at the closing exchange rate as at the end of the period.
The principal exchange rates used for translation purposes in respect of one Euro were:

	Average for the Six Months Ended		Closing as at
	26 June 2020	28 June 2019	26 June 2020	31 December 2019	28 June 2019
UK Sterling	1.15	1.14	1.10	1.18	1.12
US Dollar	0.91	0.89	0.89	0.89	0.88
Norwegian Krone	0.09	0.10	0.09	0.10	0.10
Swedish Krone	0.09	0.10	0.10	0.10	0.09
Icelandic Krone	0.01	0.01	0.01	0.01	0.01
Note 2
OPERATING SEGMENT
Description of segment and principal activities
The Group evaluates its segmental reporting under IFRS 8, Operating Segments. The Group derives its revenues through a single business activity, which is making, selling and distributing non-alcoholic ready to drink beverages. The Group operates solely in developed markets in Western Europe and has a homogenous product portfolio across its geographic territories. Based on the governance structure of the Group, including decision making authority and oversight, the Group has determined that the Board is its Chief Operating Decision Maker (CODM). The Board, as the CODM, allocates resources and evaluates performance at a consolidated level and, therefore, the Group has one operating segment.

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Revenue by geography
The following table summarises revenue from external customers by geography, which is based on the origin of the sale:

	Six Months Ended
	26 June 2020	28 June 2019
Revenue:	€ million	€ million
Great Britain	1,026	1,151
Germany	1,014	1,171
Iberia[1]	917	1,282
France[2]	808	967
Belgium/Luxembourg	426	493
Netherlands	250	295
Norway	199	218
Sweden	162	184
Iceland	35	41
Total revenue	4,837	5,802
[1] Iberia refers to Spain, Portugal & Andorra.
[2] France refers to continental France & Monaco.
Note 3
EARNINGS PER SHARE
Basic earnings per share is calculated by dividing profit after taxes by the weighted average number of Shares in issue and outstanding during the period. Diluted earnings per share is calculated in a similar manner, but includes the effect of dilutive securities, principally share options, restricted stock units and performance share units. Share-based payment awards that are contingently issuable upon the achievement of specified market and/or performance conditions are included in the diluted earnings per share calculation based on the number of Shares that would be issuable if the end of the period was the end of the contingency period.
The following table summarises basic and diluted earnings per share calculations for the periods presented:

	Six Months Ended
	26 June 2020	28 June 2019
Profit after taxes attributable to equity shareholders (€ million)	126	508
Basic weighted average number of Shares in issue[1] (million)	455	472
Effect of dilutive potential Shares[2] (million)	2	3
Diluted weighted average number of Shares in issue[1] (million)	457	475
Basic earnings per share (€)	0.28	1.08
Diluted earnings per share (€)	0.28	1.07
[1] As at 26 June 2020 and 28 June 2019, the Group had 454,163,561 and 466,671,427 Shares, respectively, in issue and outstanding.
[2] For the six months ended 26 June 2020 and 28 June 2019, there were no outstanding options to purchase Shares excluded from the diluted earnings per share calculation. The dilutive impact of the remaining options outstanding, unvested restricted stock units and unvested performance share units was included in the effect of dilutive securities.
Note 4
INTANGIBLE ASSETS AND GOODWILL
The following table summarises the movement in net book value for intangible assets and goodwill during the six months ended 26 June 2020:

	Intangible assets	Goodwill
	€ million	€ million
Net book value as at 31 December 2019	8,506	2,520
Additions	33	—
Amortisation expense	(29)	—
Currency translation adjustments	(115)	(6)
Net book value as at 26 June 2020	8,395	2,514

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Impairment reviews of our goodwill and indefinite lived intangible assets are normally performed annually in the fourth quarter of each year. However, given the impact the COVID-19 pandemic and related government response measures have had on our business, we concluded there was an impairment indicator under IAS 36, “Impairment of Assets” and have, therefore, performed an interim impairment review of these assets.
In our annual impairment tests, the recoverable amount of each cash generating unit (CGU) is determined through a value in use calculation utilising estimated future cash flows for each CGU discounted to their present values using a pre-tax discount rate. The estimated future cash flows for the annual impairment tests leverage the Group’s annual and long-range planning processes, which occur in the second half of the year. The results of our 2019 impairment tests indicated that each of our significant CGUs had at least 50% headroom versus their respective carrying values. For further information on our annual impairment tests including the results of our 2019 tests with sensitivities for our significant CGUs, refer to Note 6 of the Notes to Consolidated Financial Statements in our 2019 Integrated Report on Form 20-F pages 137 – 139.
Given the current situation, it is difficult to predict the full extent and duration of impact on our operations and cash flows, which will depend largely on the future impact of the COVID-19 pandemic and related government response measures, including but not limited to, the severity and duration of potential further lockdowns including restrictions on trading in the away from home channel, movement of people, and social distancing. At this stage, it is also too early to predict or know when certain aspects of the market will fully recover or the extent to which certain channels may experience longer term impacts. As such, for our interim impairment review, we have adjusted the cash flow projections used in the Group’s 2019 impairment testing to reflect the estimated impact of the COVID-19 pandemic and related government response measures based on a range of potential downside scenarios both in the near-term and long-term. Further, the discount rates applicable to each CGU were reviewed in light of current market conditions.
The value in use sensitivity analyses were subsequently reperformed across each of our CGUs. Our Iberia and Germany CGUs continue to be the higher risk significant CGUs due to the carrying value of their net assets being most recently subject to fair value accounting at the time of the Merger.
For the Iberia CGU, the Group estimates that a 1.2% reduction in the long-term terminal growth rate or a meaningful reduction in the long-term operating profit margin for the CGU, each in isolation, would eliminate headroom. In considering these sensitivities, the Group estimates that the Spanish economy would need to experience a significant period of prolonged lockdown along with longer-term structural changes in the away from home market for either of them to materialise. Headroom would also be eliminated if there was a more than 1.0% increase in the discount rate.
For our Germany CGU, the Group estimates that a 2.0% reduction in the long-term terminal growth rate, which would reduce the rate to zero, or a more than 1.5% increase in the discount rate, each in isolation, would eliminate headroom.
Based on the interim review performed including the various sensitivity scenarios outlined above, no impairment charge has been recorded in these condensed consolidated interim financial statements. Should operating results or macroeconomic conditions deteriorate versus those utilised in the interim impairment review, including those related to future cash flow projections, estimates regarding the severity and duration of potential further lockdowns, structural market or channel changes, scale and pace of market recovery, or discount rates, an impairment charge for these assets could arise in the future.
Note 5
PROPERTY, PLANT AND EQUIPMENT
The following table summarises the movement in net book value for property, plant and equipment during the six months ended 26 June 2020:

Total
€ million
Net book value as at 31 December 2019	4,205
Additions	197
Disposals	(14)
Depreciation expense	(303)
Currency translation adjustments	(55)
Net book value as at 26 June 2020[1]	4,030
[1] The net book value of property, plant and equipment includes right of use assets of €341 million.

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Note 6
FAIR VALUES AND FINANCIAL RISK MANAGEMENT
Fair Value Measurements
All assets and liabilities for which fair value is measured or disclosed in the condensed consolidated interim financial statements are categorised in the fair value hierarchy as described in our 2019 Consolidated Financial Statements.
The fair values of the Group’s cash and cash equivalents, trade accounts receivable, amounts receivable from related parties, trade and other payables, and amounts payable to related parties approximate their carrying amounts due to their short-term nature.
The fair values of the Group’s borrowings are estimated based on borrowings with similar maturities and credit quality and current market interest rates. These are categorised in Level 2 of the fair value hierarchy as the Group uses certain pricing models and quoted prices for similar liabilities in active markets in assessing their fair values. The total fair value of borrowings as at 26 June 2020 and 31 December 2019, was €7.4 billion and €6.7 billion, respectively. This compared to the carrying value of total borrowings as at 26 June 2020 and 31 December 2019 of €7.1 billion and €6.4 billion, respectively. Refer to Note 7 for further details regarding the Group’s borrowings.
The Group’s derivative assets and liabilities are carried at fair value, which is determined using a variety of valuation techniques, depending on the specific characteristics of the hedging instrument taking into account credit risk. The fair value of our derivative contracts (including forwards, options, cross-currency swaps and interest rate swaps) are determined using standard valuation models. The significant inputs used in these models are readily available in public markets or can be derived from observable market transactions and, therefore, the derivative contracts have been classified as Level 2. Inputs used in these standard valuation models include the applicable spot, forward, and discount rates. The standard valuation model for the option contracts also includes implied volatility, which is specific to individual options and is based on rates quoted from a widely used third-party resource. As at 26 June 2020 and 31 December 2019, the total value of derivative assets was €13 million and €15 million, respectively. As at 26 June 2020 and 31 December 2019, the total value of derivative liabilities was €97 million and €41 million, respectively.
For assets and liabilities that are recognised in the condensed consolidated interim financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation at the end of each reporting period. There have been no transfers between Level 1 and Level 2 during the periods presented.
Financial Instruments Risk Management Objectives and Policies
The Group’s activities expose it to several financial risks including market risk, credit risk, and liquidity risk. Financial risk activities are governed by appropriate policies and procedures to minimise the uncertainties these risks create over the Group’s future cash flows. Such policies are developed and approved by the Group’s Treasury and Commodities Risk Committee through the authority provided to it by the Group’s Board of Directors. There have been no changes in the risk management policies since the year end.

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Note 7
BORROWINGS AND LEASES
Borrowings Outstanding
The following table summarises the Group’s borrowings as at the dates presented:

	26 June 2020	31 December 2019
	€ million	€ million
Non-current:
US$250 million 3.25% Notes 2021[1]	171	221
US$300 million 4.50% Notes 2021[1]	221	266
€350 million Floating Rate Note 2021	350	350
€700 million 0.75% Notes 2022	699	698
€350 million 2.63% Notes 2023	348	348
€500 million 1.13% Notes 2024	497	496
€350 million 2.38% Notes 2025	347	347
€250 million 2.75% Notes 2026	248	248
€600 million 1.75% Notes 2026[2]	592	—
€650 million 1.50% Notes 2027[3]	660	396
€500 million 1.75% Notes 2028	494	493
€500 million 1.13% Notes 2029	493	493
€500 million 1.88% Notes 2030	496	495
€500 million 0.70% Notes 2031	495	495
Lease obligations	232	276
Total non-current borrowings	6,343	5,622

Current:
US$525 million 3.50% Notes 2020[1]	338	467
EUR commercial paper	315	221
Lease obligations	109	111
Total current borrowings	762	799
___________________________
[1] In February 2020, the Group repaid prior to maturity US$255 million of outstanding US$1,075 million borrowings.
[2] In March 2020, the Group issued €600 million, 1.75% notes due 2026.
[3] In June 2020, the Group issued additional notes for the principal amount of €250 million which consolidated with the existing €400 million Notes issued in November 2018 form a single series amounting to €650 million. All other terms and conditions relating to the existing €400 million Notes remain the same. Net proceeds of €264 million were received in connection with this additional note issue.
Note 8
EQUITY
Share Capital
As at 26 June 2020, the Company had issued and fully paid 454,163,561 Shares. Shares in issue have one voting right each and no restrictions related to dividends or return of capital. The share capital increased during the six months ended 26 June 2020 from the issue of 828,884 Shares, following the exercise of share-based payment awards.
Share buyback programme
In connection with the €1 billion share buyback programme announced in February 2020, the Company entered into agreements to purchase its own Shares. 3,065,200 Shares were repurchased by the Company and cancelled. The total cost of the repurchased Shares of €129 million, including €1 million of directly attributable tax costs, was deducted from retained earnings.
On 23 March 2020, in response to the COVID-19 pandemic, the Board took the decision to suspend the share buyback programme. No further Shares have been purchased under this programme in the period through to 26 June 2020.
Dividends

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No dividends were declared or paid in the first six months of 2020. Given the continued uncertainty of the effect of the ongoing pandemic, the Board has determined to defer consideration of the 2020 full year dividend, in lieu of two interim dividends, until the third quarter of 2020 when visibility will have improved and in line with normal practice.
During the first six months of 2019, the Board declared a first half dividend of €0.62 per share, which was paid on 6 June 2019.
Note 9
RELATED PARTY TRANSACTIONS
For the purpose of these condensed consolidated interim financial statements, transactions with related parties mainly comprise transactions between subsidiaries of the Group and the related parties of the Group.
Transactions with The Coca-Cola Company (TCCC)
TCCC exhibits significant influence over the Group, as defined by IAS 24, “Related Party Disclosures”. As at 26 June 2020, 19.4% of the total outstanding Shares in the Group were owned by European Refreshments, a wholly owned subsidiary of TCCC. The Group is a key bottler of TCCC products and has entered into bottling agreements with TCCC to sell, make and distribute products of TCCC in the Group’s territories. The Group purchases concentrate from TCCC and also receives marketing funding to help promote the sale of TCCC products. Bottling agreements with TCCC for each of the Group’s territories extend through 28 May 2026, with terms of 10 years, with each containing the right for the Group to request a 10-year renewal. Additionally, two of the Group’s 17 Directors were nominated by TCCC, one of whom is also an employee of TCCC.
The principal transactions with TCCC are for the purchase of concentrate, syrup and finished product. The following table summarises the transactions with TCCC that directly impacted the Condensed Consolidated Interim Income Statement for the periods presented:

	Six Months Ended
	26 June 2020	28 June 2019
	€ million	€ million
Amounts affecting revenue[1]	22	31
Amounts affecting cost of sales[2]	(1,240)	(1,610)
Amounts affecting operating expenses[3]	(2)	(10)
Total net amount affecting the Consolidated Income Statement	(1,220)	(1,589)
[1] Amounts principally relate to fountain syrup and packaged product sales.
[2] Amounts principally relate to the purchase of concentrate, syrup, mineral water and juice as well as funding for marketing programmes.
[3] Amounts principally relate to certain costs associated with new product development initiatives.

The following table summarises the transactions with TCCC that impacted the Consolidated Statement of Financial Position as at the dates presented:

	26 June 2020	31 December 2019
	€ million	€ million
Amount due from TCCC	91	103
Amount payable to TCCC	219	233
Transactions with Cobega companies
Cobega exhibits significant influence over the Group, as defined by IAS 24, “Related Party Disclosures”. Cobega S.A. indirectly owned 36.6% of the total outstanding Shares of the Group as at 26 June 2020 through its ownership interest in Olive Partners S.A. Additionally, five of the Group’s 17 Directors, including the Chairman, were nominated by Olive Partners S.A., three of whom are affiliated with Cobega S.A.

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The principal transactions with Cobega are for the purchase of juice concentrate, packaging materials and mineral water. The following table summarises the transactions with Cobega that directly impacted the Condensed Consolidated Interim Income Statement for the periods presented:

	Six Months Ended
	26 June 2020	28 June 2019
	€ million	€ million
Amounts affecting revenues[1]	—	1
Amounts affecting cost of sales[2]	(21)	(37)
Amounts affecting operating expenses[3]	(4)	(8)
Total net amount affecting the Consolidated Income Statement	(25)	(44)
[1] Amounts principally relate to packaged product sales.
[2] Amounts principally relate to the purchase of concentrate, mineral water and packaging materials.
[3] Amounts principally relate to certain costs associated with maintenance and repair services and rent.
The following table summarises the transactions with Cobega that impacted the Consolidated Statement of Financial Position as at the dates presented:

	26 June 2020	31 December 2019
	€ million	€ million
Amount due from Cobega	4	3
Amount payable to Cobega	13	16
Note 10
TAXES
The same accounting policies and methods of computation have been used as described in the 2019 Consolidated Financial Statements, with the exception of taxes on income. Taxes on income in interim periods are accrued using the tax rate that would be applicable to the expected total annual profit or loss.
The effective tax rate was 40 percent and 25 percent for the six months ended 26 June 2020 and 28 June 2019, respectively, and 25 percent for the years ended 31 December 2019 and 31 December 2018.
For the six months ending 26 June 2020, the effective tax rate includes a €37 million impact related to the revaluation of deferred tax assets due to an increase in the UK statutory income tax rate from 17% to 19% that was substantively enacted during the first half of 2020.
Tax Provisions
The Group is routinely under audit by taxing authorities in the ordinary course of business. Due to their nature, such proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, settlements between affected parties and/or governmental actions. The probability of outcome is assessed and accrued as a liability and/or disclosed, as appropriate. The Group maintains provisions for uncertainty relating to tax matters that it believes appropriately reflect its risk. As at 26 June 2020, the carrying value of these provisions is included in Non-current tax liabilities, with the exception of €9 million, which is included in Current tax liabilities.
The Group reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax matters, it is possible that at some future date, liabilities resulting from audits or litigation could vary significantly from the Group’s provisions.
The Group has received tax assessments in certain jurisdictions for potential tax related to the Group’s purchases of concentrate. The value of the Group’s concentrate purchases is significant, and therefore, the tax assessments are substantial. The Group strongly believes the application of tax has no technical merit based on applicable tax law, and its tax position would be sustained. Accordingly, the Group has not recorded a tax liability for these assessments, and is vigorously defending its position against these assessments.

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Note 11
PROVISIONS, COMMITMENTS AND CONTINGENCIES
The following table summarises the movement of provisions for the periods presented:

	Restructuring Provision	Other Provisions[1]	Total
	€ million	€ million	€ million
Balance as at 31 December 2019	168	28	196
Charged/(credited) to profit or loss:
Additional provisions recognised	90	3	93
Unused amounts reversed	(4)	—	(4)
Utilised during the period	(56)	(1)	(57)
Translation	—	(2)	(2)
Balance as at 26 June 2020	198	28	226
______________________
[1] Other provisions primarily relate to decommissioning provisions, property tax assessment provisions and legal reserves.
In January 2020, we announced proposals in Germany to close five distribution centres during the course of 2020 subject to full consultation with employees and their representatives, and a new commercial restructuring initiative relating to vending operations and sales functions. During the six months ended 26 June 2020, restructuring charges of €78 million were recognised in connection with these proposals, made up of severance costs provisions of €67 million and accelerated depreciation charges of €11 million.
Commitments
There have been no significant changes in commitments since 31 December 2019. Refer to Note 22 of the 2019 Consolidated Financial Statements for further details about the Group’s commitments.
Contingencies
There have been no significant changes in contingencies since 31 December 2019. Refer to Note 22 of the 2019 Consolidated Financial Statements for further details about the Group’s contingencies.
Note 12
EVENTS AFTER THE REPORTING PERIOD
In July 2020, the Group extended the maturity date of the €1.5 billion multi-currency credit facility to 2025, previously maturing in 2024. This credit facility is for general corporate purposes and supporting the Group’s working capital needs. As at 5 August 2020, the Group had no amounts drawn under this credit facility.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: 6 August 2020	By:	/s/ Manik Jhangiani
	Name:	Manik Jhangiani
	Title:	Chief Financial Officer